October 9, 2024

Howard Weisman
Chief Executive Officer
PaxMedica, Inc.
101 Arch Street, 8th Floor
Boston, MA 02110

        Re: PaxMedica, Inc.
            Registration Statement on Form S-1
            Filed October 3, 2024
            File No. 333-282488
Dear Howard Weisman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Scot Foley, Esq.